JUNEE LTD

September 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Junee Ltd
Amendment No. 7 to Registration Statement on Form F-1
Filed July 28, 2023
Registration No. 333-266116

Ladies and Gentlemen:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on August 22, 2023, regarding our Amendment No. 7 to the Registration Statement on Form F-1 filed on July 28, 2023. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment No. 8 to the Registration Statement on Form F-1 (the “Amendment No. 8”) is being filed to accompany this letter.

Amendment No. 7 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure that your auditor is currently subject to PCAOB inspections. Please revise your cover page to disclose the location of your auditor's headquarters, including the location of the auditor engaged in April 2023.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, page 8 and page 33 of Amendment No. 8 to disclose the location of our auditor and our former auditor’s headquarters.

Taxation, page 142

2. We note you have included a "short-form" tax opinion as Exhibit 8.2 to the Registration Statement. As stated in Section III.B.2 of Staff Legal Bulletin No. 19, if a registrant elects to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel and that disclosure must clearly identify and articulate the opinion being rendered. Please revise the Material U.S. Federal Income Tax Consequences section of the prospectus to clearly state that the disclosure in the tax consequences section is the opinion of named counsel.

Response: In response to the Staff’s comment, we revised our disclosure on page 142 under the Material U.S. Federal Income Tax Consequences section of the prospectus contained in Amendment No. 8 to clearly state that the disclosure in the tax consequences section is the opinion of Hunter Taubman Fischer & Li LLC, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law.

General

3. Please revise the public offering prospectus cover page to discuss the shares to be offered in your resale prospectus. In this regard, please clarify the timing of the resale offering.

Response: In response to the Staff’s comment, we revised the public offering prospectus cover page of Amendment No. 8 to discuss the shares to be offered in our resale prospectus, and to clarify that the resale offering is not underwritten by the underwriters of the public offering, and instead, the resale shares may be offered by the Selling Shareholders through public or private transactions, directly or through one or more underwriters, dealers, brokers and agents, on or off the Nasdaq Stock Market, at prevailing market prices or at privately negotiated prices, after the effectiveness of our registration statement on Form F-1.

4. On the resale prospectus cover page, also include a placeholder for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we included a placeholder for the date of effectiveness of this registration statement on the resale prospectus cover page of Amendment No. 8.

We respectfully advise the Staff that there is no fixed initial public offering price for the shares to be offered by the selling shareholders identified in the Resale Prospectus, and such shares will not be underwritten by the underwriters of the public offering, and will instead be sold by the selling shareholders from time to time after the effectiveness of our registration statement on Form F-1. We also respectfully advise the Staff that our securities are not currently traded on Nasdaq or any other stock exchange as of the date of this letter, and therefore we are unable to provide a most recent trading price of our ordinary shares.

To clarify that the shares to be offered by the selling shareholders are not being underwritten and will instead be sold by the selling shareholders from time to time after the effectiveness of our registration statement on Form F-1, we included disclosure to this effect on the cover page of the resale prospectus of Amendment No. 8.

5. Please provide on the cover page of your resale prospectus the offering price of the securities. Refer to Item 501(b) of Regulation S-K. Please also revise to clarify if the resale shares are part of the firm commitment offering. In this regard, your legal opinion filed as Exhibit 5.1 states that the resale shares will be sold on a firm commitment basis.

Response: We respectfully direct the Staff to our response to comment No. 4 set forth immediately above, and we respectfully advise the Staff that there is no fixed initial offering price for the ordinary shares to be sold from time to time by the selling shareholders. In response to the Staff’s comment, we included disclosure on the cover page of the resale prospectus of Amendment No. 8 to clarify that the resale shares are not part of the firm commitment offering, and we have refiled an updated Exhibit 5.1 legal opinion to remove the statement that the resale shares will be sold on a firm commitment basis.

Very truly yours,

/s/ Sai Kit (Dicky) Yip
Name:	Sat Kit (Dicky) Yip
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC